Exhibit (a)(1)

January 10, 2017

Dear KBS Legacy Partners Apartment REIT, Inc. Stockholder:

On December 29, 2016, Everest REIT Investors I, LLC (collectively, the “Offerors”), commenced an unsolicited tender offer to purchase up to 950,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) at a price of $7.50 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and evaluating the terms and conditions of the Tender Offer and consulting with the Company’s advisor, sub-advisor and management and receiving advice from the Company’s outside legal advisors, the Board of Directors (the “Board”) of the Company recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board believes that the Offer Price is significantly less than the current value and potential long-term value of the Shares. On December 9, 2016, the Board approved an estimated value per Share (the “EVPS”) of the Common Stock of $9.35 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2016.1 Based on discussions with representatives of the Company’s advisor and sub-advisor and the advisor’s and sub-advisor’s deep knowledge and familiarity with the Company’s portfolio of properties, the Board believes that the EVPS has not been materially affected since December 9, 2016. We believe that you should view the Offerors as opportunistic purchasers that are attempting to make a profit by purchasing your Shares at a deeply discounted price relative to their current estimated value and, as a result, if you tender, the Offerors will deprive you of the potential opportunity to realize the full long-term value of your investment in the Shares.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer. In addition, because there is no trading market for the Shares, and because of the limited liquidity provided by the Company’s share redemption program, an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future regular or special distributions, if any or (ii) the timing of or ability to provide liquidity to stockholders.

We appreciate your trust in the Company and its Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your Shares.

Sincerely,

C. Preston Butcher

Chairman of the Board

KBS Legacy Partners Apartment REIT, Inc.

[1]	For important information regarding the methodologies, assumptions and limitations used to determine the EVPS, see the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2016. The Board notes the EVPS is subject to the methodologies, assumptions and limitations described in the Current Report on Form 8-K.